Exhibit 99.1
Press Release

FOR IMMEDIATE RELEASE

trivago Introduces New Leadership Team Featuring Experienced Travel Industry Executives

DÜSSELDORF, Germany, May 09, 2023 — Today, trivago N.V. (NASDAQ: TRVG) announced a signiﬁcant transformation in its leadership structure, welcoming a team of accomplished travel industry executives, who played signiﬁcant roles in the company's worldwide growth.

Effective today, Johannes Thomas assumes the role of CEO and Managing Director, succeeding Axel Hefer, who has chosen not to extend his contract. With a rich background in the travel sector and deep familiarity with trivago, Thomas brings invaluable expertise to his new role. Having started as an intern during trivago's early days, he rose through the ranks to become Managing Director and Chief Revenue Officer until 2020. Thomas pioneered trivago's performance marketing teams and revolutionized the way the company connects advertisers with its vast traveler base. He also led the Business Operations and Strategy Department, spearheading key strategic initiatives.

Joining Mr. Thomas in the new leadership team are former trivago executives Jasmine Ezz as Chief Marketing Officer and Andrej Lehnert as Chief Product Officer. Ezz played a critical role in scaling trivago's brand presence and served as Global Head of Media Buying. Lehnert previously held positions as both Chief Product Officer and Chief Marketing Officer at trivago. This dynamic team brings a wealth of marketing, product, and operational expertise to the table, with the aim of unlocking significant value and driving a sustainable positive trajectory for the company. The team will be complemented by Matthias Tillmann who will continue in his role as trivago CFO.

trivago founder, Rolf Schrömgens, will also return to the company, initially as an advisor then as a member of the supervisory board, subject to formal appointment by the company’s shareholders at the annual general meeting.

Eric Hart, Chairman of the Supervisory Board of trivago, expressed gratitude for Axel's contributions and optimism for the future: "We are deeply grateful for Axel's leadership in taking trivago public, transitioning the company to profitability and guiding it through the pandemic. As we look ahead, we are thrilled to welcome this exceptional leadership team. The new team has impressed us with their ambitious view on the business and possesses more than 25 combined years of experience in scaling trivago across the globe. I am also looking forward to Rolf rejoining the supervisory board as his knowledge and passion have always been invaluable."

Speaking on behalf of the leadership team, Mr. Thomas conveyed their enthusiasm for rejoining trivago: "Returning with a team of trusted, accomplished leaders demonstrates our confidence in trivago's potential and future. We believe that a relentless focus on hotels will be key to leveraging the trivago brand and creating incremental value for both our users and advertising partners. We need to be ever-present for travelers, providing a simple search experience that enables them to discover their perfect hotel and attractive deals. An empowered, dedicated team will be crucial in achieving this and exploring new avenues for innovation.”

About trivago
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of March 31, 2023, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Forward-looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as “believe,” “expect,” “plan,” “continue,” “will,” “should,” and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

Media Contact
corentine.aronica@trivago.com